

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 27, 2017

Via Email (*Kenneth.Burdon@skadden.com)*

Mr. Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, MA 02116

> Re: The GAMCO Natural Resources, Gold & Income Trust N-2
> Filing (333-185735; 811-22216)

Dear Mr. Burdon:

We have reviewed the registration statement on Form N-2 for the GAMCO Natural Resources, Gold & Income Trust (the "Fund"), filed on March 29, 2017. We have also reviewed the Fund's Annual Report filed on Form N-CSR for the fiscal year ended December 31, 2016. Based on our review, we have the following comments. Except as otherwise noted, the captions used below correspond to the captions used in the registration statement.

General

1.   Where a comment is made on disclosure in one location, it is applicable to all similar disclosures in the registration statement.

2.   Please confirm that the rule 481(e) statement required by N-2 Item 2.3 is included on the outside back cover page of the prospectus.

3.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, and/or on exhibits added in any pre-effective amendments. Information in the pre-effective amendment should reflect updated information as required by Form N-2.

4.   It is our understanding that the Fund obtained a no-action letter dated April 14, 2014 with respect to the use of rule 486(b) to update its registration statements. See The Gabelli Convertible & Income Securities Fund Inc., et al. (pub. avail. Apr. 18, 2014). Please confirm that if the Fund updates its registration statement pursuant to rule 486(b), the Fund will not take down rights offered in this registration statement through rule 497 supplements.

5.   Please advise us if you have submitted or expect to submit an exemptive application or an additional no-action request in connection with your registration statement.

6. Please confirm in your response letter that FINRA will review the proposed underwriting terms and arrangements of the offering to be made pursuant to each Prospectus Supplement. In addition, please state whether the Fund expects to issue securities registered pursuant to this registration statement within 12 months of its effective date. If so, we may have further comments.

7. In the third paragraph under *Investment Objectives* (Cover Page), the second sentence provides that the Fund may offer its securities at prices and on terms described in one or more supplements to the prospectus. In your response letter, please provide an undertaking on behalf of the Fund to file an unqualified legality opinion and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011), in a post-effective amendment with each take-down from this shelf registration statement.

Prospectus

Cover Page

8. In the fourth paragraph under *Investment Objectives*, in the sentence that reads "[t]he Prospectus Supplement relating to any sales of notes will set forth the principal amount, interest rate, interest payment dates, prepayment protection (if any) and other matters," please add "maturities."

9. The Fund does not currently, but may in the future, leverage its capital structure by issuing senior securities such as preferred shares and notes. At the bolded sentence that reads "[i]nvesting in the Fund's securities involves risk…" please provide a cross reference to the prospectus discussion regarding the risks associated with a leveraged capital structure. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

Prospectus Summary

Investment Objectives and Policies

10. In the fifth paragraph (p. 2), are the "other Fund investments" principal investments? If not, please move them to a later discussion of non-principal investments and strategies.

11. In the sixth paragraph (p. 3), the disclosure states that "[t]he Fund may invest up to 20% of its assets in 'convertible securities,' . . . ." The Statement of Additional Information ("SAI"), at pp. 6-7, describes the Fund's investment in (and characteristics and special risks of) Contingent Convertible Bonds ("CoCos"). Please include brief disclosure regarding the Fund's investment in CoCos along with a description of those securities and their associated risks here (p. 3 of the Prospectus), and a more detailed discussion in the Prospectus where investments in convertible securities are disclosed.

12. At the top of p. 3, where the Fund discloses that it may invest up to 35% of its

assets in fixed-income securities:

- State whether there are any requirements as to maturity and duration with respect to the Fund's investments in fixed-income securities.

- Disclose the expected average duration and maturity of the Fund's investments in debt securities.

- Include a discussion of the concept of duration and sensitivity to interest rates. This should include an explanation of the difference between maturity and duration.

- Finally, please provide a short example illustrating the concept of duration. (E.g., if a portfolio has a duration of three years and interest rates increase by 1%, then the portfolio would decline in value by approximately 3%.)

Dividends and Distributions

13.   In the second paragraph under *Common Shares Distributions* (p. 4):

- Please disclose, if accurate, that since the Fund's inception, the Fund has made distributions, some of which were return of capital.

- Please disclose that a return of capital reduces the net asset value of the Fund which could negatively impact the price upon sale of the shares.

14.   In the last sentence under *Dividends and Distributions* (p. 5), disclose the amount (of the $17,502,676 in 2016 distributions) that was return of capital.

Use of Proceeds

15.   At the sentence that reads "[d]epending on market conditions and operations, a portion of the proceeds may be used to pay distributions," (bottom of p. 5), per Item 7 of Form N-2, please add the approximate amount to be used for this purpose. Also, please check the cross-reference to "Use of Proceeds," as that is the caption of this section. If it is intended to refer to the disclosure on p. 20, please clarify.

Risk Factors and Special Considerations

16.   Every principal risk disclosure should have a corresponding principal investment strategy disclosure. The *Commodities-Linked Equity Derivative Instruments Risk* disclosure (p. 10), and the *Non-Investment Grade Securities* disclosure (p. 12), do not appear to have corresponding disclosures in the *Investment Objectives and Policies* section of the Prospectus Summary. Please revise accordingly.

17.   In the second paragraph of *Leverage Risk* (p. 13), in the sentence that reads "[t]he

Fund cannot assure that borrowings or the issuance of preferred shares . . .," please insert the words "or Notes" after "preferred shares."

18.   Please compare the risks identified in *Special Risks to Holders of Preferred Shares*, *Holders of Notes*, and *Holders of Subscription Rights* (p. 15), with the risks identified in *Risk Factors and Special Considerations* section of the Prospectus (pp. 56-57), and also with the risks identified in the *Special Characteristics and Risks* section of the Prospectus Supplements. The same risks should be identified in all three places to the extent applicable.

19.   The *Investment Companies* disclosure (top of p. 18) indicates that the Fund may invest in securities of other investment companies. Please note that if Acquired Fund Fees and Expenses ("AFFE") exceed .01% of average net assets, a separate line in the Fee Table for AFFE should be added.

Management and Fees (p. 18)

20.   Is the management fee calculated on assets attributable to the Fund's use of leverage? If so, please disclose this fact.

21.   If the management fee is calculated on assets attributable to the Fund's use of leverage, please disclose that because the management fee is calculated on assets attributable to the Fund's use of leverage, Gabelli Funds, LLC, the Fund's investment adviser: (i) may have a conflict of interest in determining whether to use or increase the Fund's use of leverage; (ii) will base its decision regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund; and (iii) will seek to manage that potential conflict by periodically reviewing the Fund's performance and use of leverage with the Board.

Summary of Fund Expenses (pp. 21-22)

22.   Please confirm that the Fund has no intention of issuing notes or borrowing within the next year. If the Fund may issue notes or borrow within the next year, please estimate the costs of issuing notes and/or borrowing and include those costs in the Fee Table.

23.   Please confirm supplementally that "Total Annual Expenses and Dividends on Preferred Shares" in the Fee Table (p. 21) includes dividend expense on short sales.

Financial Highlights

24.   Based on the Annual Report dated December 31, 2016, the *Ratios to Average Net Assets and Supplemental Data – Ratio of operating expenses to average net assets* line in the Financial Highlights section of the Prospectus (p. 23) appears to exclude short sale dividends. Please update this section, including the applicable footnotes, to reflect the current financial highlights that are presented in the December 31, 2016 Annual Report.

Investment Objectives and Policies

Certain Investment Practices

25.   The *Natural Resources Industries Concentration* and *Gold Industry Concentration* disclosures (pp. 25-26) state that, under normal market conditions, the Fund will invest at least 25% of its assets in securities of "Natural Resources <u>Companies</u>" and "Gold <u>Companies</u>," respectively, rather than in the corresponding <u>industries</u> (emphasis supplied). Similarly, the disclosure in the *Statement of Additional Information – Investment Restrictions* (SAI p. 14), at restriction (1), refers to industry concentration in terms of "company" rather than "industry" concentration. Please consider revising these references to concentrating in "Natural Resources Companies" and in "Gold Companies" to "companies in the Natural Resources industry and companies in the Gold industry," respectively, to conform with the industry concentration statements at *Risk Factors and Special Considerations – General Risks – Industry Risk* (p. 37) ("[t]he Fund's investments will be concentrated in the natural resources and gold industries.").

26.   The *Income Securities* disclosure (p. 28) states that "[u]nder normal market conditions, the Fund may invest up to 35% of its assets in fixed income securities, not including short-term discounted Treasury Bills or certain short-term securities of U.S. government sponsored instrumentalities. Please clarify that this means that the Fund can invest in Treasury Bills and short-term U.S. Government securities *in addition to* 35% in fixed income securities, if true.

27.   We note that the *Non-Investment Grade Securities* disclosure (p. 30) states that up to 5% of the Fund's total assets could be invested in securities of issuers in default. Please disclose whether the Fund invests in distressed securities (<u>e.g.</u>, where the issuer is experiencing financial difficulties or distress at the time of acquisition). If so, please disclose the risks associated with investments in distressed securities.

Leverage

28.   The first sentence at the top of p. 33 states that with respect to such transactions that obligate the fund to make payments, the fund "may earmark or segregate." If "such transactions" need to be covered for section 18 purposes, please change "may" to "will," or provide the staff with an explanation as to why "may" is appropriate.

Derivative Instruments

29.   The first sentence of the section *Derivative Instruments – Futures Contracts and Options on Futures* (p. 35) states that "[t]he Fund may, without limit, enter into futures contracts or options on futures contracts." Futures and written options on futures are "senior securities" for purposes of section 18 of the 1940 Act and must, therefore, be "covered" in accordance with Commission and staff guidance. This cover is typically achieved by setting aside liquid assets. Because of this cover, the Fund may not enter into futures and write options on futures "without limit." Please replace "without limit" with "subject to regulatory limits" or similar words. (Also,

please note the disclosed limitations on p. 36, under *Limitations on the Purchase and Sale of Futures Contracts, Certain Options, and Swaps*, would also limit the amount of futures contracts and options on futures that the Fund may enter into.)

Risk Factors and Special Considerations (pp. 37 – 57)

30.   Please make sure that the risks identified in this section are mentioned in the Prospectus Summary and in the Prospectus Supplements, as applicable, and that the risks identified in the Prospectus Supplements are included here as well.

Preferred Stock Risk (p. 42)

31.   Please disclose any special risks associated with fixed rate preferred in light of disclosure that identifies such securities as the type of preferred securities the Fund may issue under this registration statement.

Special Risks to Holders of Notes and Preferred Shares (p.56)

32.   Please disclose whether the notes and preferred shares are to be issued with a specified rating by a nationally recognized statistical rating organization.

Description of the Securities

Subscription Rights

33.   In the first sentence under *General* (p. 73), you state that "[w]e may issue subscription rights to holders of our common and/or preferred shares to purchase common and/or preferred shares. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights." Please explain the legal basis for issuing subscription rights to holders of preferred shares to purchase common shares. See Association of Publicly Traded Investment Funds, (pub. avail. Aug. 2, 1985).

Statement of Additional Information

Investment Objectives and Policies

Additional Investment Policies

Loans of Portfolio Securities (SAI p. 12)

34.   The first sentence under *Loans of Portfolio Securities* refers to loans of portfolio securities being "at all times *supported by* cash or cash equivalents."   (Italics added.)

- Please explain supplementally whether "supported by" means "collateralized by" (i.e., refers to the collateral that the Fund receives from the borrower). If so, please revise.

- Please list all the types of "cash equivalents" that the Fund may accept as securities lending collateral. The staff may have additional comments after reviewing your response.

35. The first sentence of the second paragraph under *Loans of Portfolio Securities* reads "[a] loan may generally be terminated by the borrower on one business day's notice, or by the Fund on five business days' notice." We question whether five days is consistent with staff positions. A fund must be able to terminate a loan "at any time." See, e.g., State Street Bank and Trust Company (pub. avail. Jan. 29, 1972). Upon loan termination, the borrower must return the securities back to the fund "within the normal settlement period for trading the securities" (see Morgan Guaranty Trust Company of New York (pub. avail. Apr. 17, 1996)) which today is less than five days. The staff may have additional comments after reviewing your response.

Investment Restrictions

36. The first investment restriction (SAI, p. 14), first sentence, provides that the Fund may not "(1) other than with respect to its concentrations in Natural Resources Companies and Gold Companies, invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry."

- Consistent with comment 25 above, please change "concentrations in Natural Resources Companies and Gold Companies" to "concentrations in companies in the Natural Resources industry and Gold industry, respectively" (or similar words) because concentration for purposes of the 1940 Act relates to industry, not company, concentration.

- Please add, at the end of the sentence, "or group of industries." See section 8(b) of the Investment Company Act.

37. The first investment restriction, at p. 14 of the SAI, provides that "The Fund may not: (1) other than with respect to its concentrations in Natural Resources Companies and Gold Companies, invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry. This restriction does not apply to investments in U.S. government securities and investments in the gold and base industries and the natural resources industries." Please explain supplementally the meaning of the part of the second sentence that excludes "investments in the gold . . . and natural resources industries" given that the first sentence already carves out concentrations in Natural Resources Companies and Gold Companies." Are they different carve-outs or is the second carve-out simply repetitive of the first carve-out? In addition, please delete the words "and base" or explain.

Part C

Other Information – Item 25. Financial Statements and Exhibits (p. 2)

38.　　Please file an auditor's consent that is dated less than thirty days prior to the registration statement's date of effectiveness. <u>See</u> Form N-2, Item 25.2, exhibit (n) and Section 4810.3 of the Division of Corporation Finance's Financial Reporting Manual.

Signatures

39.　　Per section 6(a) of the Securities Act of 1933, the registration statement must be signed by the Fund, the principal executive officer, a majority of the trustees, the principal financial officer, and the controller or principal accounting officer. We do not see signatures for the (i) principal financial officer, and (ii) the controller or principal accounting officer. Please revise accordingly.

Annual Report filed on Form N-CSR for the fiscal year ended December 31, 2016

40.　　Please inform the staff if the Fund was operating as non-diversified or diversified fund as of December 31, 2016. If the Fund was operating as a diversified fund as of December 31, 2016, please inform the staff the length of time that the Fund had been operating as such. If the Fund had been operating as a diversified fund for more than three years prior to December 31, 2016, please confirm to the staff that the Fund will get shareholders' approval prior to changing its status back to non-diversified.

41.　　Part of the Fund's distributions to shareholders for the year-ended December 31, 2016 was a return of capital. Please confirm that the Fund complied with the shareholder notice requirements of rule 19a-1 of the 1940 Act.

42.　　The Fund's Form N-CSR, Item 4(e)(2)(c), discloses 100%. This paragraph describes situations where the pre-approval requirement is waived. One of these situations is that the aggregate amount of all such services provided constitutes no more than 5% of the total amount of revenues paid by the audit client to its accountant during the fiscal year in which the services are provided. By disclosing that 100% of the services were approved by the audit committee pursuant to this provision of Regulation S-X, the Fund does not appear to be in compliance with the provision, as the percentage is in excess of 5%. Please confirm that this disclosure is correct.

43.　　Please explain supplementally the accounting for the deferred offering expense that is disclosed on the balance sheet.

44.　　Please confirm if there were any officer/director/trustee fees payable at December 31, 2016. Going forward, in accordance with Regulation S-X 6-04.12, please acknowledge that you will state separately the total amount payable to: (1) officers and directors; (2) controlled companies; and (3) other affiliates, excluding any amounts owing to non-controlled affiliates, which arise in the ordinary course of business and which are subject to usual trade terms.

45.   We note that the expense ratio in the financial highlights excludes dividends on short sales and the footnote includes the dividends on short sales. In accordance with Form N-2, Item 4, General Instructions 16, the expense ratio shown in the Financial Highlights should be based on the total expenses in the Statement of Operations.   Any supplemental expense ratio can be included in a footnote to the Table. Please acknowledge that you will change going forward.

*   *   *   *

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action or comment by the SEC staff.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6854 or at Rubensteine@sec.gov.

Sincerely,

/s/ Edward ("Ned") Rubenstein
Edward (Ned) Rubenstein
Senior Special Counsel